

DIVISION OF

CORPORATION FINANCE

September 28, 2010

Mr. Eric Kash
Chief Executive Officer
PSI Corporation
7222 Commerce Center Drive, Suite 210
Colorado Springs, CO 80919

> **Re: PSI Corporation**
> **Form 10-K for Fiscal Year Ended October 31, 2009**
> **Filed June 24, 2010**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2010**
> **Filed June 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2010**
> **Filed June 29, 2010**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2010**
> **Filed September 15, 2010**
> **File No. 000-20317**

Dear Mr. Kash:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2009

Item 9A(T). Controls and Procedures, page 26

1. We note your disclosure that there were no changes in your internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date (October 31, 2009). Please be advised that Item 308(T)(b) of Regulation S-X requires you to disclose any change your internal control over financial reporting that occurred during your *last fiscal quarter (fourth fiscal quarter in the case of an annual report)* that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that you will comply with this disclosure requirement in future filings, and confirm to us, if true, that there were no changes in your internal control over financial reporting <u>during</u> the fourth fiscal quarter that materially affected, or are reasonable likely to materially affect your internal control over financial reporting.

Certifications

2. Please amend your filing so that the certifications of your Principal Executive Officer and Principal Financial Officer read exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, please revise these certifications to include the entire introductory language of paragraph 4 and the language of paragraph 4(b) regarding internal controls over financial reporting. Also, please exclude the word "quarterly" in paragraph two. We will not object if you file an abbreviated amendment consisting solely of the Form 10-K/A cover page, a brief explanation of the reason for the amendment, Item 15 – Exhibits, signatures, and paragraphs 1, 2, 4 and 5 of the certification. Additionally, please note that these certifications must be updated as of a recent date.

Form 10-Q for Fiscal Quarters Ended January 31, 2010, April 30, 2010 and July 31, 2010

Item 4. Controls and Procedures

3. We note that your executive officers have concluded that your disclosure controls and procedures are not effective to ensure that information required to be included in your periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are <u>also</u> not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. If you decide to include a definition of disclosure controls

and procedures, then the entire definition in Rules 13a-15(e) or 15d-15(e) is required. Alternatively, your officers may conclude that your disclosure controls and procedures are effective or ineffective without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).

Changes in Internal Control Over Financial Reporting

4. We note the language in your disclosure regarding changes in internal control over financial reporting states that no changes in your internal over financial reporting have come to management's attention during the Company's last fiscal quarter that have materially affected or are likely to affect your internal control over financial reporting.   This language appears to have the effect of limiting your evaluation to only those matters which came to the attention of your management. Your disclosure regarding changes in your internal control over financial reporting should either state that there were no changes in your internal control over financial reporting or, alternatively, disclose the changes. Please confirm to us if true, that there were no changes in your internal control over financial reporting during your fiscal quarters ended January 31, 2010, April 30, 2010 and July 31, 2010 that have materially affected or are reasonably likely to affect your internal controls over financial reporting and revise your disclosure in future filings to remove this qualifying language.

Form 10-Q for Fiscal Quarter Ended July 31, 2010

Financial Statements, page 2

Note 10. Prior Period Adjustment, page 14

5. We note your disclosure in Note 10 that you identified approximately $1.144 million of errors relating to an overstatement primarily of accounts payable, accrued expenses and other balance sheet items from the year ended October 31, 2009. Please tell us what consideration you gave to retroactively restating your prior period financial statements in accordance with the guidance in ASC 250-10-45-22 through 45-28. Please tell us and in future filings provide all of the disclosures required by ASC 250-10-50-7 through 50-10, including the nature of the error(s), the period(s) in which the errors occurred, the effect of the correction on each financial statement line item and any per share amounts affected for each prior period presented along with the before and after tax effects on the net income of prior periods and for current year interim periods or tell us why you believe such disclosures are not required.

6. We note you have not filed an Item 4.02 Form 8-K for this restatement. Please tell us how you and your independent registered public accountants were able to

conclude your October 31, 2009 financial statements could continue to be relied upon and that no Item 4.02 Form 8-K was required to be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at (202) 551-3332 or Yong Kim at (202) 551-3323 if you have questions regarding comments on the financial statements and related matters. If you have any other questions you may contact me at (202) 551-3737.

Sincerely,

Jennifer Thompson
Branch Chief